EXHIBIT 99.1

Yamana Gold Celebrates Its 15th Anniversary

TORONTO, July 31, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is pleased to announce it is celebrating its 15th anniversary today.  On this day in 2003, the Company was taken public with an initial portfolio that included the Chapada project in Brazil, which it subsequently developed and brought into production in 2007.

Yamana is proud that Chapada continues to return value to this day and the mine still has a life of 20 years.  The success at Chapada is representative of the Company’s approach and of meeting its commitments to all stakeholders.

Over the years, Yamana has grown through phases of strategic acquisitions to enhance and diversify its portfolio as well as pursuing organic opportunities within its portfolio.  Throughout, the Company has focused on the sustainability of its business and has sought to continuously improve its performance across all health and safety, environment and community metrics.

Peter Marrone, Chairman and Chief Executive Officer, commented as follows: “In 2003, we had a vision to create a significant and dominant intermediate gold company that focused on high quality assets in more prominent and higher quality mining jurisdictions in North and South America mostly to deliver better value with lower risk.

Over the past 15-year period, we have achieved these objectives plus much more, and we are proud that Yamana in 2018 is a realization of that initial vision.  Today, we are that established and dominant intermediate with quality assets and management.  Particular attention has been paid in the last several years to the need for high quality management and board representation.  Further, we have paid attention to the importance of sustainability, focused on health, safety, environment and community relations, in our enterprises.  Creating a culture of care for health, safety and environment goes hand in glove with our obligations to produce effectively, generate cash flows and be profitable.

Thank you to all Yamana employees past and present, our contractors and suppliers, our local communities and our many other stakeholders, and all the others who have supported us getting to this stage.”

Operating from seven mines in Brazil, Argentina, Chile and Canada, the Company has a production platform of gold, silver and copper.  The Company expects to produce over 1.1 million ounces of gold equivalent (treating silver as a gold equivalent at a ratio of 72:1) and 120 pounds of copper this year at one of the lowest costs in the industry, which serves as further corroboration that it has established itself as a low-cost, significant intermediate-sized company, from seven mines in four high quality mining jurisdictions in the Americas.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, the impact of declaring commercial production, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.